Exhibit 1

HADERA PAPER LTD.
Industrial Zone, Hadera, Israel

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on Tuesday, July 27, 2010

Dear shareholder,

You are cordially invited to attend the Annual and Special General Meeting of the shareholders of Hadera Paper Ltd. (the “Company”) to be held at the registered office of the Company located at 1 Meizer St., Industrial Zone, Hadera, Israel on Tuesday, July 27, 2010, at 4:00 p.m. (Israel time) (the “Meeting”). The agenda for the Meeting is as follows:

1.
Re-election of each of Messrs. Avi Fischer, Zvi Livnat, Amos Mar-Haim, Isaac Manor, Roni Milo, Adi Rozenfeld and Avi Yehezkel to hold office as a member of the Board of Directors of the Company until the close of the next annual general meeting.

2.	Approval of officers’ and directors’ liability insurance.

3.
Approval and ratification of the re-appointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as External Auditors of the Company for 2010 and until the next Annual General Meeting.

4.	Approval of the agreement for the sale of a land plot in Tel Aviv, Israel.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2009.

The foregoing items of business are more fully described in the proxy statement (the “Proxy Statement”) accompanying this notice.

Only the shareholders of the Company of record at the close of business on Thursday, June 24, 2010, will be entitled to notice of, and to vote at, the Meeting and any adjournments thereof.  Each shareholder of the Company is entitled to appoint a proxy to attend the Meeting and vote in his or her stead. A proxy will be effective only if received by the Company at least forty eight (48) hours prior to the time of the Meeting.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy, and mail it in the enclosed envelope which requires no postage if mailed in the United States.  Return of your proxy does not deprive you of your right to attend the Meeting and vote your shares in person.

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy and represent shares conferring in the aggregate at least one-forth (25%) of the voting power in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to Tuesday, August 3, 2010, at the same time and place, or to such other day, time and place as the Board of Directors of the Company may by notice to the shareholders appoint. If a quorum is not present within half an hour of the time designated for the adjourned meeting, the meeting shall be cancelled.

By Order of the Board of Directors,
Lea Katz
Corporate Secretary

Hadera, Israel
July 1, 2010

HADERA PAPER LTD.
Industrial Zone, Hadera, Israel

PROXY STATEMENT

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (“Ordinary Shares”), in connection with the solicitation by the Board of Directors of Hadera Paper Ltd. (the “Company”) of proxies to be voted at the Annual and Special General Meeting of the shareholders of the Company to be held on Tuesday, July 27, 2010 at 4:00 p.m. (Israel time), at the Company’s offices located at 1 Meizer St., Industrial Zone, Hadera, Israel (the “Meeting”), and at any adjournments or postponements thereof.  A copy of the Notice of General Meeting of Shareholders accompanies this Proxy Statement. This Proxy Statement and the proxies solicited hereby are first being sent or delivered to the shareholders on or about July 1, 2010.

PROXIES; COUNTING OF VOTES

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company (the “Board of Directors”).  A form of proxy for use at the Meeting is attached.  The completed proxy should be mailed in the pre-addressed envelope provided and received by the Company or its designated representative at least forty eight (48) hours before the Meeting. Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Ordinary Shares of the Company covered thereby in accordance with the instructions of the shareholder executing such proxy.

Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Shareholders may vote shares directly held in their name in person at the Meeting.  If a shareholder wants to vote in person at the Meeting shares held in street name, the shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares as well as a statement from the broker, bank or other nominee that it did not vote such shares, and must present such legal proxy at the Meeting.  Attendance at the Meeting will not, by itself, revoke a proxy.

The Board of Directors does not know of any matter, other than that set forth herein, that is expected to be presented for consideration at the Meeting.  However, if other matters properly come before the Meeting, the persons named in the accompanying proxy are authorized to vote on such matters using their discretion.

RECORD DATE; SOLICITATION OF PROXIES

Only shareholders of the Company of record at the close of business June 24, 2010 (the “Record Date”) will be entitled to vote at the Meeting and any adjournment thereof.  Proxies will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, fax or other personal contact. Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries and other custodians holding Ordinary Shares in their names for others to send proxy materials to and obtain proxies from the beneficial owners of such Ordinary Shares. The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Following the Meeting, one or more shareholders holding, at the Record Date, Ordinary Shares, which represent at least five percent (5%) of the total voting rights in the Company, which are not held by controlling shareholders of the Company, may review the Proxy Cards submitted to the Company at Company’s offices during business hours.

Quorum and Voting Requirements

On June 21, 2010, the Company had 5,084,605 Ordinary Shares outstanding.

At the Meeting, each shareholder of record as of the Record Date will be entitled to one vote for each Ordinary Share held by him or her in respect of each matter to be voted upon.

Two or more shareholders, present in person or by proxy and holding or representing shares conferring in the aggregate at least 25% of the voting power of the Company, will constitute a quorum at the Meeting. Shares that are voted in person or by proxy “FOR” or “AGAINST” are treated as being present at the Meeting for purposes of establishing a quorum and are also treated as voted at the Meeting with respect to such matters.  Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but such abstentions and broker non-votes will not be counted for purposes of determining the number of votes cast with respect to the particular proposal.   If a quorum is not present within thirty minutes from the time appointed for the Meeting, the Meeting will be adjourned to the same day on the following week, at the same time and place, or to such other day, time and place as the Board of Directors may by notice to the shareholders appoint.  If a quorum is not present within thirty minutes from the time appointed for the adjourned Meeting, the Meeting will be cancelled.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth certain information with respect to Ordinary Shares of the Company which, to the Company’s knowledge, were beneficially owned, as of June 21, 2010, by all those persons who were the beneficial owners of more than 5% of such outstanding Ordinary Shares:

Name and Address of Principal Shareholders:	Ordinary Shares Beneficially Owned*		Percentage
Clal Industries and Investments Ltd. (“Clal”) 3 Azrieli Center, the Triangle Tower, Tel Aviv, Israel	3,007,621	(1)	59.15	(1)
Clal Insurance Holdings Ltd. 37 Derech Menachem Begin, Tel-Aviv, Israel	275,850	(1)	5.43	(1)
Clal Finance Ltd. 37 Derech Menachem Begin, Tel-Aviv, Israel	50,976	(1)	1.00	(1)

*	Beneficial ownership is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

**
The senior officers and directors of the Company beneficially own, in the aggregate, less than 1% of the Company’s outstanding ordinary shares, except for, Isaac Manor, Avi Fischer and Zvi Livnat whose ownership is set forth in footnote (1) below.

(1)
IDB Holding Corporation Ltd. (“IDBH”) holds directly and indirectly 100% of the equity and voting power in IDB Development Corporation Ltd. (“IDBD”). Clal is a public company traded on the Tel Aviv Stock Exchange. IDBD is a private company, whose securities are registered for trade on the Tel Aviv Stock Exchange.

IDBH is controlled as follows: (i) Ganden Holdings Ltd. (“Ganden”), which is a private Israeli company controlled by Nochi Dankner and his sister, Shelly Bergman, holds approximately 54.72% of the outstanding shares of IDBH (of which, approximately 17.5% of the outstanding shares of IDBH are held directly and approximately 37.22% of the outstanding shares of IDBH are held through Ganden Investments I.D.B. Ltd., a private Israeli company, which is an indirect wholly owned subsidiary of Ganden); (ii) Shelly Bergman, through a wholly-owned company, holds approximately 4.17% of the outstanding shares of IDBH; (iii) Avraham Livnat Ltd. (“Livnat”), which is a private company controlled by Avraham Livnat and wholly owned by Avraham Livnat  and his three sons, Ze’ev Livnat, Zvi Livnat and Shai Livnat, as follows: Avraham Livnat holds 75% of the voting rights in Livnat and Zvi Livnat holds 25% of the voting rights in Livnat, and Ze’ev Livnat, Zvi Livnat and Shai Livnat each hold 33.3% of the capital of Livnat. Livnat holds, directly and through a wholly-owned subsidiary (Avraham Livnat Investments (2002) Ltd.), approximately 13.31% of the outstanding shares of IDBH); (iv) Manor Holdings BA Ltd. (“Manor”), a private company controlled by Isaac and Ruth Manor holds, directly and through a majority-owned subsidiary (Manor Investments-IDB Ltd.), approximately 13.30% of the outstanding shares of IDBH. Subsidiaries of Ganden, Livnat and Manor have entered into a shareholders agreement with respect to shares of IDBH constituting 31.02%, 10.34% and 10.34%, respectively, of the outstanding shares of IDBH for the purpose of maintaining and exercising control of IDBH as a group. The holdings of said entities in IDBH in excess of said 51.7% of the issued share capital and voting rights of IDBH (as well as the holdings of Ganden, Manor and Livnat and Shelly Bergman in IDBH) are not subject to the shareholders agreement. The term of the shareholders agreement expires in May 2023. Certain of the foregoing shares of IDBH have been pledged in favor of certain financial institutions as collateral for loans taken to finance part of the purchase price of such shares. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of or sell the shares.

Avi Fischer holds, directly and through a private company controlled by Avi Fischer and his wife, directly and indirectly, 9.1% of the equity and the voting power of Ganden.

Isaac Manor (the husband of Ruth Manor) is a deputy chairman, inter alia, of each of IDBH, IDBD and Clal.

Zvi Livnat (the son of Avraham Livnat) is, inter alia, a director of IDBH and Deputy Chairman of IDBD Ltd.

PROPOSAL NO. 1 - RE-ELECTION OF EACH OF MESSRS. AVI FISCHER, ZVI LIVNAT,
AMOS MAR-HAIM, ISAAC MANOR, RONI MILO, ADI ROZENFELD AND AVI
YEHEZKEL AS A MEMBER OF THE BOARD OF DIRECTORS OF THE COMPANY TO
HOLD OFFICE UNTIL THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING

At the Meeting, seven directors are to be elected. In accordance with the Articles of Association of the Company and the Israeli Companies Law, all the directors of the Company retire from office at the Annual General Meeting, except for External Directors who are elected for three-year terms.

Under the Israeli Companies Law, the Company is required to have at least two External Directors as members of its Board of Directors. An External Director may not have any financial or other substantial connection with the Company and must be elected at the General Meeting of Shareholders. The External Directors are elected for three-year terms.

Mr. Amir Makov was elected as an external director of the Company as of March 1, 2005, and was reelected on March 1, 2008. Mr. Makov is a member of the Company’s audit committee and also a member of the compensation committee.

Ms. Atalya Arad was elected as an external director of the Company on July 10, 2008. Ms. Arad is a member of the Company’s audit committee.

During 2009, the Board of Directors convened nine times, the audit committee convened five times, and the compensation committee convened one time.  Each of the directors attended at least 75% of the Board of Directors meetings held during 2009, except for Mr. Avi Fischer. Each member of the audit committee attended at least 75% of the audit committee meetings held during 2009.  Each member of the compensation committee attended at least 75% of the compensation committee meetings held during 2009.

The persons named in the table below qualify for election and agreed to be nominated as directors of the Company, each to hold office until the next Annual General Meeting and until their successors are duly elected.  All of these persons are presently directors of the Company.  The Board of Directors recommends that such persons be elected as directors of the Company until the next Annual General Meeting of the Company’s shareholders and until their successors are duly elected. Each of the director nominees has certified to the Company that he meets the required qualifications under the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”).

Name	Principal Occupation and Business Experience	Age	Director Since

Avi Fischer	Co-CEO of Clal Industries and Investments Ltd., Deputy Chairman of IDB Development Ltd., Deputy CEO of IDB Holdings Corporation Ltd., and Chairman and Director of several public and private companies in the Ganden Group and the IDB Group.	54	2004
Zvi Livnat(2)	Chairman of the Board of Directors of the Company since April 2006. Co-CEO of Clal Industries and Investments Ltd., Deputy Chairman of IDB Development Corporation Ltd., a Deputy CEO and director of IDB Holding Corporation Ltd and a director of Discount Investments Corporation Ltd. Mr. Livnat also serves in prominent positions in other public and private companies.	57	2003
Amos Mar-Haim(1)(2)	Member of the Israel Accounting Standards Board, Director of various companies, Deputy Chairman of Phoenix Investments & Finances Ltd., Chairman of Migdal underwriting & Promotion of Investments Ltd. and is a member of the Active Committee of the Public Companies Union.	72	1984
Isaac Manor	A deputy Chairman of IDB Holdings Corporation Ltd., a director of IDB Development Ltd., Discount Investments Corporation Ltd., Clal Industries and Investments Ltd. and is a director of various publicly-traded and privately-held companies within the IDB Group, the Israel Union Bank Ltd. and others. He also serves as chairman and as a director of companies in the David Lubinsky Group Ltd.	69	2003
Roni Milo	Served as chairman of Azorim between the years 2003-2006. Served as chairman of the Israeli Cinema Council between the years 2003-2006. Director at Yahav Bank. Lecturer of social science in Bar Ilan University.	60	2007
Adi Rozenfeld	A businessman, Honorary Consul of Slovenia in Israel. A director at Clal Industries and Investments Ltd. and serves as a representative of Activa Holdings in Israel,	56	2004
Avi Yehezkel	An external director at Bank Yahav.	52	2003
(1) Member of the audit committee
(2) Member of the compensation committee.

It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED, that Avi Fischer, Zvi Livnat, Amos Mar-Haim, Isaac Manor, Roni Milo, Adi Rozenfeld and Avi Yehezkel be, and hereby are, each elected to hold office as directors of the Company until the close of the next Annual General Meeting.”

The Board of Directors recommends a vote FOR the nominees to the Board of Directors.

PROPOSAL NO.  2 - APPROVAL OF OFFICERS’ AND DIRECTORS’ LIABILITY
INSURANCE

According to the Israeli Companies Law, the Company may insure its officers and directors with respect to liability to which they may become subject as a result of any act conducted by them in their capacity as the Company’s officers or directors, subject to the approval of the Company’s shareholders at a General Meeting.

The Company, intends to continue to insure its officers and directors through directors and officers liability insurance with an aggregate coverage limit of US$6 million, the same as in 2009 and 2008, for the period commencing June 1, 2010, and ending November 31, 2011, with Clal Insurance Company, which is a company controlled by a controlling shareholder of the Company.  The terms of the insurance are according to market conditions and the customary arrangements in this sector. The annual premium payable for such insurance will be approximately US$37,000

It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED, that the purchase of an insurance policy from Clal Insurance Company on the terms set forth in the Proxy Statement be, and hereby is, approved.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

PROPOSAL NO. 3 –– APPROVAL AND RATIFICATION OF THE RE-APPOINTMENT
OF BRIGHTMAN ALMAGOR ZOHAR & CO. A MEMBER OF DELOITTE TOUCHE
TOHMATSU, AS EXTERNAL AUDITORS OF THE COMPANY FOR 2010 AND UNTIL THE
 NEXT ANNUAL GENERAL MEETING

At the Meeting, the shareholders will be requested to reappoint Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, Certified Public Accountants (Israel), to serve as External Auditors of the Company for 2010 and until the next Annual General Meeting.

Such auditors served as the Company’s auditors for the fiscal year of 2009 and have no further relationship with the Company or with any affiliate of the Company, except as described in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, as filed with the U.S. Securities and Exchange Commission (the “Annual Report”).

Such auditors received approximately US$135,000 for auditing services rendered by them to the Company for fiscal year 2009. In 2009, the auditors rendered additional services (instructions and counseling regarding the implementation of Section 404 of the Sarbanes Oxley Act of 2002) for which they received approximately US$65,700. In 2009, the auditors also received approximately US$19,700 for other services.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, Certified Public Accountants (Israel) be, and hereby is, appointed as the External Auditors of the Company for 2010 and until the next Annual General Meeting".

The Board of Directors recommends a vote FOR approval of the proposed resolution.

PROPOSAL NO. 4 –– APPROVAL OF THE AGREEMENT FOR THE SALE OF A LAND
PLOT IN TEL-AVIV, ISRAEL

On June 1, 2010, the Company entered into an agreement pursuant to which the Company undertook to sell its rights to a plot of land with an area of approximately 7,600 square meters at Totseret H’aretz Street, Tel Aviv, Israel, that is currently leased by the Company from the Tel Aviv Municipality (the “Asset”), in consideration of approximately NIS 64 million, plus VAT as prescribed by law (the “Agreement”). The purchasers of the Asset are Bayside Land Corporation Ltd. (“Bayside”), a company indirectly controlled by IDB Development Company Ltd., the controlling shareholder of the Company and Amot Investments Ltd. (“Amot”). Bayside and Amot (the “Purchasers”) will purchase 71% and 29% of the Asset, respectively.

The rights to the Asset (which is a vacant lot, in which the building rights have yet to be exercised) will be sold in their present situation (“as is”) and shall include the rights and liabilities of the Company pursuant to the lease entered into by and between the Company and the Tel Aviv Municipality in 2002 (the “Lease Agreement”). The closing of the Agreement is subject to the satisfaction of a certain precondition, as further detailed below, and the absence of the nullifying conditions set forth in the Agreement, as detailed below.

The closing of the transactions contemplated by the Agreement is subject to the approval by the authorized bodies of the Company and the Purchasers, including the approval of the audit committee, board of directors and the general meeting of each of the Company and Bayside (the “Precondition”). The Company’s entry into the Agreement was approved by the audit committee and the Board of Directors of the Company in their meetings held on May 31, 2010, and is subject to the approval of the General Meeting of Company’s shareholders, pursuant to Section 275 of the Israeli Companies Law. The Company was informed that on June 2, 2010, the audit committee and the board of directors of Bayside approved the entry into the Agreement. According to the terms of the Agreement, in the event that the entry into the Agreement is not approved by the respective boards of directors of the Company and the Purchasers within 14 days of the execution of the Agreement, or in the event that the Precondition is not satisfied within 60 days of receipt of the approval of the respective board of directors, the Agreement shall be void and the sums paid by Purchasers will be refunded to them.

The Agreement also stipulates two nullifying conditions. The first nullifying condition grants each of the parties the right to nullify the Agreement in the event that the Company does not to obtain, within the period of time set forth in the Agreement, the approval of the landowner (Tel Aviv Municipality) to extend the period of time set forth in the Lease Agreement to exercise the full building rights according to the existing urban planning scheme, for a period of at least seven years from the execution date of the Agreement or for a period of at least five years from the approval of the new urban planning scheme for the Asset (as may be approved during the aforesaid period of seven years), all as detailed in the Agreement. The second nullifying condition stipulates that in the event it becomes evident that in order to obtain a building permit for the Asset, it will be necessary to conduct a soil inspection in order to prove that the soil or groundwater are not contaminated, then the Purchasers shall incur the cost of the inspection and the decontamination (if any), up to a sum of NIS 1 million, plus VAT, while the Company will incur any cost in excess of that sum (as it may be) and up to NIS 1 million.  In the event that the said cost shall exceed NIS 2 million, and neither of the parties will agree to incur said additional cost, each of the parties will be eligible to announce the nullifying of the Agreement, as detailed in the agreement (both of the conditions, the “Nullifying Conditions”).

The consideration to be paid will be made in three installments: 10% of the proceeds were paid upon the execution of the Agreement and deposited in escrow until the Precondition is satisfied, 50% of the proceeds will be paid when the Precondition is satisfied and the remaining 40% of the proceeds will be paid upon receiving the approval of the escrow agent, that none of the Nullifying Conditions have transpired (except for sums held by the escrow agent to guarantee the payment of taxes, etc.), as detailed in the Agreement.

The terms of transaction were negotiated s between the parties and were based, inter alia, on an assessment that was conducted on behalf of the Company by an external and independent land assessor and economist. A summary translation of this report is attached hereto to this Proxy Statement.

To the best of the Company’s knowledge, as of June 13, 2010, IDBD holds approximately 73.51% of the issued share capital and voting rights of Discount Investments Corporation Ltd., which in turn, holds approximately 83.43% of the issued share capital and voting rights of Property and Building Ltd., which to the best of the Company’s knowledge holds approximately 69.3% of the issued share capital and voting rights of Bayside. Thus, IDBH may be considered to have a personal interest in the approval of the transaction.

The directors Zvi Livnat, Yizhak Manor, Avraham Fischer and Adi Rosenfeld were not present at the discussion and the vote on the approval of the transaction, since they may be considered to have a personal interest in the approval of the transaction by virtue of the fact that they are interested parties in Discount Investments Corporation Ltd. and/or Clal and/or in controlling shareholders therein, directly or indirectly.

The affirmative vote of at least the majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of this resolution, provided that such a majority includes (i) at least a third of the total votes of shareholders, who have no personal interest in the approval of the Agreement, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of Ordinary Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Company entering into an agreement for the sale of a plot of land in Tel Aviv, Israel, with Bayside Land Corporation Ltd. and Amot Investments Ltd., according to the terms set forth in the Proxy Statement be, and hereby is, approved. ”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

REPORTS

At the Meeting, the shareholders will consider reports of the Company’s directors and auditors and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2009, all of which are set forth in the Company’s Annual Report.  Shareholders will not be requested to take any action at the Meeting with respect to such reports or financial statements.

GENERAL

A properly executed proxy in the enclosed form will be voted in accordance with the instructions thereon. If no instructions are given, it is the intention of the persons named in the proxy to vote for (1) the re-election of the slate of directors set forth in this Proxy Statement, (2) the approval of officers’ and directors’ liability insurance, and (3) the approval and ratification of the reappointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, Certified Public Accountants (Israel), as External Auditors of the Company for 2010 and until the next Annual General Meeting.

Approval of resolutions No.1, No.2 and No. 3 requires a simple majority.

The affirmative vote of at least the majority of the voting power represented at the Meeting in person or by proxy is necessary for approval resolution No. 4, provided that such a majority includes (i) at least a third of the total votes of shareholders, who have no personal interest in the approval of the Agreement, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of Ordinary Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

With regard to resolution No. 2, it should be noted that Isaac Manor and Zvi Livnat may be deemed to be controlling shareholders of the Company. According to the Israeli Companies Law, the insurance of the directors who are deemed to be controlling shareholders does not require a special majority for its approval by the General Meeting of shareholders (subject to the right of certain shareholders to file objections within a certain time period that has elapsed), since the conditions of the engagement with the controlling shareholders regarding the directors’ and officers’ liability insurance is the same as with the other directors and officers of the Company, the engagement is within market conditions and is not expected to have a material influence on the profitability of the Company, its assets or liabilities and the audit committee approved the above on May 31, 2010, and the Board of Directors approved the above on May 31, 2010.

The remuneration of the Company’s directors, including the external directors and the directors who are deemed to be controlling shareholders of the Company, was fixed by the Board of Directors for the year 2010 at NIS 63,326  plus an additional NIS 2,357 for each meeting attended. The remuneration of the directors does not require the approval of the General Meeting according to the Israeli Companies law (subject to the right of certain shareholders to file objections within a certain time period that has elapsed) since it does not exceed the maximum amount permissible by applicable law.

The entire cost of soliciting proxies for the Meeting will be borne by the Company. Proxies will be solicited by mail and may be solicited personally by directors, officers and other employees of the Company who will not be compensated for such services. The Company has retained American Stock Transfer and Trust Company, its transfer agent and registrar in the U.S., for the solicitation of proxies. In addition, brokerage houses and other custodians, nominees and fiduciaries holding Ordinary Shares of record but not beneficially, may be requested, at the Company’s expense, to forward proxy materials to the beneficial owners thereof.

OTHER MATTERS

The Board of Directors knows of no matters that are to be brought before the meeting other than as set forth in the Notice of General Meeting.  If any other matter properly comes before the meeting, the persons named in the enclosed form of proxy are authorized to vote on such matter using their discretion.

By Order of the Board of Directors,
Lea Katz
Corporate Secretary

Hadera, Israel
July 1, 2010

27   May  2010

Ref: 2282.6.10

Block 7094          Parcel 106

6, 8 Tozeret Haaretz  Street
Tel Aviv
Summary Appraisal of Fair Value
Of an Expert Opinion

Page 1 out of 11

Table of Contents

Chapter One - Object of the Expert Opinion	3
Chapter Two - Details of Appraiser, education and professional experience	3
Chapter Three - Expert’s Consent	4
Chapter Four - Expert’s Declaration	4
Chapter Five - Date of visit to the property	4
Chapter Six - Determining date for the appraisal	4
Chapter Seven – Description of the surroundings and the property	4
Chapter Eight - Legal status	5
Chapter Nine - Planning status	5
Chapter Ten - Protection of the Environment	6
Chapter Eleven - Building File	6
Chapter Twelve - Methodology for Expert Opinion	6
Chapter Thirteen - Principles and Considerations in the Appraisal	7
Chapter Fourteen - Primary Calculations	9
Chapter Fifteen - The Valuation	11

Page 2 out of 11

Chapter One - Object of the Expert Opinion

Hadera Paper Ltd. (hereinafter: Hadera Paper) has asked me to give an expert opinion regarding the fair value of the rights in the above mentioned property, as of the defining date of the expert opinion. According to information given to me by the client, this opinion on the fair value is requested in connection with a sales transaction for the property, which will be brought before the Company’s authorized bodies for approval.

This assessment is a summary of an expert opinion given by the undersigned

Chapter Two - Details of Appraiser, education and professional experience

Name of expert:	Toby Gersh.
Expert’s place of employment:	48 Menahem Begin Blvd., Tel Aviv.
Profession:	Attorney, property appraiser and economist.
Academic studies:	B.A. in Economics and Business Administration, Haifa University. L.L.B., Ono Academic College, Law.
Licensed Land Appraiser:	Under the Land Appraisers Law 1962, License no. 407 from the Ministry of Justice.
Member of Israel Bar Association	Under the Bar Association Law 1961, license no. 50489.
Diploma studies:
1.      Land Appraisers and Property Management Course at the Technion - Israel Institute of Technology.
2.      Planning and Construction Laws and Local Authority Laws Seminar, Israel Bar Courses at Tel Aviv University.
3.      Real Estate Economics Seminar, Israel Local Government Center.

Additional professional experience:
1997-2001 – lecturer at College of Administration, Ashdod, Raanana and Bnei Brak branches in the following areas:
1. Land Appraisal.
2. Planning and Construction.
3. Israel Land Administration.

2003-2005 – Member of Israel Land Appraisers’ Bureau Committee
2003-2005 – Chairman of the Professional Committee for Appraisal Rules of the Israel Land Appraisers’ Bureau
2004 - Partner in writing draft for manifesto for preparation of an expert appraisal for Reit, on behalf of Israel Land Appraisers’  Bureau
2006 to date: member of Israel Academy of Research and Application of Land Appraisal
2008 to date: member of the Forum for Planning and Construction of the Israel Bar Association.

Membership in Professional organizations
1.       Member of the Israel Land Appraisers’ Bureau of the Israel Association of Engineers, Architects and Academics in Technological Professions
2.       Member of the Forum for Planning and Construction of the Israel Bar Association.

Large scale value appraisals:
Note that the undersigned has performed a great number of high value land appraisals, The list below includes some of the appraisals recently published in public corporations’ financial reports:
1.      Recently the undersigned appraised the Supersol Ltd. corporation’s land for Discount Investment Ltd.’s financial statements, a report dealing with the purchase price allocation (PPA). According to the above value appraisal, the total value of the land appraised by the undersigned was NIS 1,970,800,000.
2.      The undersigned appraised Hadera Paper Ltd.’s land for the Clal Industries and Investment Ltd.’s financial statements dealing with the purchase price allocation (PPA). According to the above value appraisal, the total value of the land appraised by the undersigned was NIS 349,500,000.

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Chapter Three - Expert’s Consent

I hereby give my consent that this expert opinion be included in the Company’s reports, including in the report for the transaction with the controlling parties.

Chapter Four - Expert’s Declaration

I hereby declare that there are no relations of dependency and/or commitment whatsoever between the undersigned and the corporation which ordered the expert opinion. I further declare that the undersigned’s fees have not been made conditional upon any outcome.

Chapter Five - Date of visit to the property

The undersigned’s visit to the property and surroundings took place on May 27, 2010.

Chapter Six - Determining date for the appraisal

The determining date for this expert opinion is May 27, 2010.

Chapter Seven - Description of the surroundings and the property

1.      General

Block	7094
Parcel	106
Registered area	7590 m2
Nature of property	Empty, free land
Location	6,8 Tozeret Haaretz St., Tel Aviv

2.      Description of the Property

The property is a portion of regulated land, rectangular in shape. The property is surrounded by a stone wall with three wide metal gates facing Tozeret Haaretz street. The registered area of the plot is 7590 m2 . The plot faces are ~125 meters north and south sides, and ~ 60 meters facing east and west.

The borders of the property are as follows:

From the north: Tozeret Haaretz street.

From the east : a four story building above a ground floor used mainly for offices.

From the south:  built up areas which include mainly commercial units on the ground level and four stories above used mainly for offices. These plots face Derech Hashalom.

From the west:  Part of the Tara Dairies building, bordering on the property. This is a high industrial building built on the border of the property the subject matter of this opinion, and the windows of this building face the property.

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Chapter Eight - Legal status

Below is a summary from the legal situation of land:

1.	The extract of registry for block 7094 parcel 106, issued over the internet, contains, inter alia, the following information:
Area of the plot : 7590 m2
Ownership : wholly owned by the City of Tel Aviv –Jaffa
Leases : wholly leased by American Israel Paper Mills Ltd.

2.
The following details may be found, inter alia, in the lease contract dated September 4, 2002, between the City of Tel Aviv –Jaffa (hereinafter: the Lessor) and American Israel Paper Mills Ltd (hereinafter: the Lessee):

A.	The extended lease period is a period beginning on Sept. 1, 2009 and ending on Aug. 31, 2059.
B.
The object of the lease is for use and construction of buildings under the urban building scheme for easements and irregular use approved under the Planning and Construction Law up to the date on which the agreement was signed.

C.	The Lessee undertakes to fully realize the building rights in the property, under the UBS, within 7 years from the date on which the agreement was signed.

3.
According to the client, meetings were held with representatives of the property department of the City of Tel Aviv –Jaffa. The object of these meetings was to resolve the corporation’s rights vis-à-vis the Lessor (City of Tel Aviv –Jaffa), as the corporation had not fulfilled all conditions of realization of building rights within 7 years, as stated above. According to the spirit of the discussions, it seems that it would be reasonable to assume that failure to fulfill the terms of the agreement may be resolved.

Chapter Nine - Planning status

Between the city building plans applying to land:

1.      Plan no. 2225A  (published and given effect in Official Gazette 4540 of 3.7.1997)

According to the plan sketch, the land in question is categorized as a mixed area for commerce, offices and light industry (plot C), and the following was prescribed, among other things:

Building rights for principle use above the determined entrance may not exceed 250% of the area of the plot, of which 25% of all building rights are for offices and up to 10% of all building rights for commerce.

Note that with reference to commerce, section 10 of the UBS emphasizes that it will include uses which serve the industry and offices such as snack bars and personal services.

Building rights for the service areas will be as follows

A.	Service areas above the determined entrance may not exceed 20% of the total areas for principle use.
B.	Service areas below the determined entrance may not exceed 300% of the area of the plot.

Height of Buildings: number of stories: up to 5 stories including the ground floor. Height of the buildings must not exceed 19 meters from the level of the sidewalk, not including engineering installations on the roof.

Land cover: not exceeding 60% of the area of the plot.

2.
Master Plan 1043A was published and given effect in Official Gazette 5040 of 20.12.2001.
The object of the plan was to characterize the industrial areas designated for employment without any changes in the building rights prescribed under the principle plan, by expanding the variety of permitted uses.

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The plan allows, inter alia, the following uses:

Offices Offices permitted on all floors.

Industry High tech industry or other clean industry is permitted. Workshops and other industries will be permitted subject to the Environmental Protection Authority’s consent.

Wholesale commerce Businesses selling products to industry, to retail institutions, to exporters, importers and more will be permitted.

Retail business Retail business, personal services such as: hair salons, beauty salons, laundry services and the like, restaurants, food services, branches of commercial banks. These uses will be permitted on the ground floor only. Retail business may be located on upper floors provided the local committee has been satisfied that this use is not a nuisance to other activities in the building.

Scope of retail commercial areas will not exceed 20% of the principle areas permitted for building on any plot.

Entertainment and events halls, pubs and clubs Permitted on all floors.

The plan also states that service areas will be permitted above ground in a scope of 35% of the main area permitted for building on the plot.

Chapter Ten - Protection of the Environment

In accordance with the directives and demands of the Ministry for Protection of the Environment and the Environmental Protection Authority, criterion have been set for performing a ground, water and air survey to identify any existing pollutants. This survey must be performed wherever there have been activities having the potential to pollute.

I was informed that according to the study performed by Mr. Nir Cohen from the Local Planning and Construction Committee, it is not known whether the land is polluted by anything which could constitute a danger to health under the Environmental Protection Authority’s finding. However, in light of the fact that the land was in the past used for industrial purposes and is next to an existing factory, the land study must be performed.

This expert opinion presumes that the land is not polluted, however, for the sake of caution, there is a deduction for the risk regarding the chance of pollution.

Chapter Eleven - Building File

A visit at the local planning and construction committee for Tel Aviv-Jaffa revealed, inter alia, the following license and permit:
Building permit no. 240257 of March 25, 2004, approved pulling down the entire existing building on the plot. According to the technical specifications signed by the municipality, the built up areas in the permit are as follows:
Ground floor: 2,882 m2 .
First floor: 1,348 m2 .
Second floor: 123 m2 .
Shelter: 512 m2 .
Protruding awnings: 401 m2 .
Sheds: 934 m2 .
Total: main – 4,353 m2 , service – 1,847 m2 .

Chapter Twelve - Methodology for Expert Opinion

The opinion is meant to reflect  the market value of the land. Market value is defined as reasonable consideration expected in a transaction between a willing buyer and a willing seller acting in a rational manner in a transaction having no influence from special relations between the parties. In other words, the appraisal relates to both the willing buyer and willing seller who have received information in a reasonable manner with reference to the nature and substance of the real estate for investment, the de facto and potential uses of the property and market conditions as of the date of appraisal.

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Appraisal of the value is at existing market conditions on the determining date for the appraisal, for empty land, free and clear of any debt, possessor or lien.

Note that market value reflects the expected amount for the sale, without taking into account anticipated taxes and fees at the time of sale and/or realization of the land.

The best evidence of “fair value” is usually current prices in an active property market similar in location and status, subject to leases and other similar contracts (comparative transactions).

In the absence of current prices in an active market, information from a variety of sources must be taken into account, including:

1.	Current prices in an active real-estate market, of a different nature, status or location, adapted to reflect differences.

2.	Up to date prices of similar real-estate in less active markets, adapted to reflect any differences in financial conditions from the time at which transactions were performed at these prices.

3.
Discounted forecast of cash flow, based on a reliable appraisal of future cash flow, supported by the conditions of any existing lease or other existing contracts, and by external viewing, as far as possible, such as current rental fees for similar real-estate at the same location in the same condition, using discounted rates reflecting current market estimates for uncertainty regarding the sum and the timing of cash flow.

As opposed to use value, “fair value” reflects knowledge and estimates of willing buyers and willing sellers acting in a rational manner, and does not reflect specific influence for a particular being, for the present owners. Therefore, fair value does not reflect the following:

1.      Additional value from creation of a real-estate portfolio.

2.      Combination of real-estate for investment and other assets.

3.      Rights or lawful restrictions specific only to the present owner.

4.      Tax benefits or burdens specific to the present owner.

In appraising the value of the land, accepted approaches for appraisal of market value of the land were taken into account, as far as such approaches were relevant, with an emphasis on the fact that we are dealing with free land.

Note that the expert opinion is based on the principles of the value of similar land and correct rental fees in the area. Therefore, subject to the value principles according to the survey as of the determining date of the opinion, there are no key factors and forecasts which could impact the market value in a stable property market.

Chapter Thirteen - Principles and Considerations in the Appraisal

In preparing this expert opinion on the matter of the market value of the land the subject matter of this estimate, I took into account, inter alia, the following principles and considerations:

1.
The location of the land and its surroundings were taken into account, with an emphasis on the fact that the land is located on the edges of an area mainly characterized by commercial use on the ground floor, and offices on the upper floors.

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2.	The fact that the land is part of a regularized division, free, of a registered area of 7590 m2 was taken into account.

3.	Sales prices, rental prices and demand for similar land in the area were taken into account, according to the location and nature of the appraised land.

4.	The planning status of the land was taken into account, as set forth above, with an emphasis on the building rights granted in plan 2225A and uses prescribed in plan 1043A.

5.
According to the provisions of plan 2225A, it was found that parking for all uses would be according to the parking standard in effect at the time of the application for a building permit, therefore, no less that the parking standard in the traffic schedule.

6.
Provisions of plan 2225A prescribe that a condition for issuing a building permit is the submission of detailed plan no. 2667 “Nahalat Yitzhak Employment Area”, or any other plan which includes the entire area of the plot contained in detailed plan 2667, and this was taken into account.

The local planning and construction committee informed me that plan 2667 has not reached the state of submission, and its preparation was abandoned. No other plan for the employment area of Nahalat Yitzhak was submitted. However, I was told that this fact does not defer realization of building rights in the land.

7.
The fact that the land is located in an area with potential land pollution and that the land was previously used for industry and is next to an existing factory, and that it is reasonable that a land study would have to be performed was taken into account.

Note that according to the study performed by Mr. Nir Cohen from the local planning and construction committee, it is not known whether the land is polluted by anything which could constitute a danger to health under the Environmental Protection Authority’s finding. This expert opinion presumes that the land is not polluted, however, for the sake of caution, there is a reduction for the risk regarding the chance of pollution.

8.
The fact that there were previously buildings on the land was taken into account. Therefore I took into account that in realizing new construction on the land credit will be given for development fees paid for the buildings that had previously stood there. This anticipated credit is part of the value.

9.
The property rights in the land were taken into account, with an emphasis on the fact that the land is leased from the City of Tel Aviv Jaffa, as stated above.

According to the spirit of the discussions, it seems that it would be reasonable to assume that the issue of failure to fulfill the terms of the agreement may be resolved.

10.
The land was appraised according to high and best use. Therefore, the fact that the land is located in a mixed area for residential housing, offices, commerce, garages and workshops was taken into account. Therefore it was also taken into account that there is an alternative to a change in the designation of the land for residential use, a change in designation which would involve the urban building scheme. However, in light of the fact that the land is leased from the City of Tel Aviv, the accepted lease conditions in the case of change of designation were taken into account. In this case, it was found that a change of designation of the land under lease from the City of Tel Aviv would incur a payment to the Lessor (City of Tel Aviv) together with an anticipated betterment tax, meaning full payment (100%) of the betterment tax arising from the change of designation of the land. Therefore, it was found that in this case, the matter of change in designation of the land to residential use does not contribute to the market value of the land.

11.	The land was appraised as empty, free and clear of any debt, possessor or lien.

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12.	The appraisal is given in New Israeli Shekel, and does not include VAT.

13.	This expert opinion is given as of May 27, 2010.

Chapter Fourteen - Primary Calculations

The following are the primary calculations of the professional opinion:

Direct Comparison Approach:

An analysis of the rights indicates that the purchase was for building rights equal to the current value (with deduction for deferment to the current plan, deferment to a detailed plan and betterment tax, by 230%). In other words, the value of a 1000m2 (a small plot is around 1.6000m2), according to about NIS 9,400,000 per 1000m2, with building rights of 230% (nominal value).

Value 1000m2 (nominal value building rights of 230%), exposure to Yigal Alon:		NIS 9,400,000
Adjustment for partnership to individually-owned		0.9
		NIS 10,444,444
Rounded		NIS 10,440,000
Adjustment for location		0.9
Area		7,590 m	2
Adjustment for building rights from 230%-250% (marginal adjustment of building rights for difference in rights)		1.0435
Total		NIS 74,416,320
Deduction for possible land inspection	0.985
Deduction for failure to stand up to lease agreement conditions (year delay)	0.943
Deduction for size (particularly lack of available limits at this size)	0.925
Weighted coefficient		0.8596

Land value:		NIS 63,964,688
Rounded:		NIS 64,000,000

Discounted Revenues Approach

1	Value of second hand built-up sq. meter from analysis of sale transactions and rental discounting, without VAT
	Usage	Value of sq. meter
	Commercial	NIS 9,900
	Office	NIS 6,830
	Underground Parking	NIS 84,000

2	Extraction of built-up sq. meter value
	Usage:	Commercial	Office	Parking
	Built-up sq. meter value:	NIS 9,900	NIS 6,830	NIS 84,000
	Deduction for entrepreneurship, second-hand:	1.20	1.20	1.20
	Land and construction:	NIS 8,250	NIS 5,692	NIS 70,000
	Deduction for construction costs:	NIS 3,400	NIS 3,400	NIS 56,000
	Value of built-up sq. meter/parking space:	NIS 4,850	NIS 2,292	NIS 14,000

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3	Parking according to standard
	Usage:	Commercial	Office
	Primary area	4,743.75	14,231.25
	Standard one parking space per	30	40
		158	356
	Total parking spaces without overlap		514

4	Building rights
	Usage:	Commercial	Office	Parking
	Primary	4,743.75	14,231.25
	Plus commercially available (CA) service areas	1.1	1.25
	Total CA built-up area	5,218.13	17,789.06	514

5	Land value prior to adjustments
	Usage:	Commercial	Office	Parking
	CA area:	5,218.13	17,789.06	514.00
	Value of built-up sq. meter/CA parking space	NIS 4,850	NIS 2,292	NIS 14,000
		NIS 25,307,906	NIS 40,766,602	NIS 7,196,000
	Total			NIS 73,270,508

Note: According to market data, a 9% yield for offices was considered.

With emphasis on the relatively lower demand, a 1.0:1.45 value ratio was considered for commercial in comparison to offices. This value ratio is consistent with the prices located for commercial, with adjustment for location.

6	Development tax credit
	Built-up area with permit		2,048
	Built-up area marked in permit as previous situation	2,405
	Uncertainty coefficient	0.5
	Total equivalent sq. meter for credit		1,202.50
			3,250.50
	credit for sq. meter development tax		NIS 240
				NIS 780,120

	Total land value prior to adjustments			NIS 74,050,628

7	Adjustment Coefficients
	Deduction for possible land inspection	0.985
	Deduction for failure to stand up to lease agreement conditions (two year delay)	0.943
	Deduction for size (particularly lack of available limits at this size)	0.925
	Weighted adjustment coefficient		0.8596

8	Land Value:	NIS 63,650,357
	Rounded	NIS 64,000,000

Sensitivity analysis

I performed a sensitivity analysis at various yield limits, as part of the discounted income approach. According to this sensitivity analysis, the following, inter alia, comes to light:

Yield Limit	8.5%	8.75%	9.00%	9.25%	9.50%
Fair Value	NIS 71,000,000	NIS 67,000,000	NIS 64,000,000	NIS 60,000,000	NIS 57,000,000
Note: Market value of the land in the direct comparison approach (market value of free land) NIS 4,000,000.

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Chapter Fifteen - The Valuation

In light of all of the above, I have arrived at the appraisal for market value of the land the subject matter in the amount of within NIS 64,000,000 (the sum of within approximately sixty four million NIS).

I hereby declare that I have no interest in the above property and this appraisal has been compiled according to the best of my knowledge and professional experience.

In witness whereof I hereby set my hand,

Toby                               Gersh
Land Appraiser and Economist

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